Financial Statements

Avalon Rare Metals Inc.
(formerly Avalon Ventures Ltd.)

For the years ended August 31, 2010, 2009 and 2008

INDEX

Management’s Responsibility for Financial Reporting	1

Auditors’ Report	2

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Comprehensive Loss	5

Cash Flow Statements	6

Notes to the Financial Statements	7 - 40

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information for this annual report were prepared by the management of Avalon Rare Metals Inc. reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles.  Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principles generally accepted in the United States of America.  Management has included amounts in the Company's financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

McCarney Greenwood LLP, Chartered Accountants were appointed as auditors by the Board of Directors of the Company.

“Donald S. Bubar”
President and CEO

“R. J. (Jim) Andersen”
CFO and Vice President Finance

Toronto, Ontario
November 5, 2010

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AVALON RARE METALS INC.

We have audited the balance sheets of Avalon Rare Metals Inc. as at August 31, 2010, 2009 and 2008, and the statements of operations and deficit, cash flows and comprehensive loss for each of the three years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2010, 2009 and 2008, and the results of its operations and cash flows for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

“McCarney Greenwood LLP”

McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
November 5, 2010

Avalon Rare Metals Inc.
Balance Sheets
As at August 31

	2010	2009	2008

Assets

Current Assets

Cash and cash equivalents	$6,932,125	$6,003,782	$10,738,700
Receivables	1,057,660	598,468	152,165
Prepaid expenses	194,080	118,037	130,226
	8,183,865	6,720,287	11,021,091

Investments Available for Sale (note 3)	-	2,657	3,943

Resource Properties (note 4)	32,646,738	19,677,856	13,188,626

Property, Plant and Equipment (note 5)	696,112	120,464	170,930

	$41,526,715	$26,521,264	$24,384,590

Liabilities

Current Liabilities

Accounts payable (note 11)	$2,178,140	$1,429,712	$892,806

Shareholders’ Equity

Share Capital (note 6)	58,263,175	44,828,738	40,032,502

Contributed Surplus (note 7)	7,967,053	3,054,653	3,294,916

Deficit	(26,881,653)	(22,782,353)	(19,827,434)

Accumulated Other Comprehensive Loss (note 8)	-	(9,486)	(8,200)

	39,348,575	25,091,552	23,491,784

	$41,526,715	$26,521,264	$24,384,590

Nature of Operations (note 1)
Commitments (note 14, 15)
Subsequent Events (note 18)

The accompanying notes form an integral part of these financial statements.

Approved on behalf of the Board of Directors:

“Donald S. Bubar”	, Director	“Brian MacEachen”	, Director

Avalon Rare Metals Inc.
Statements of Operations and Deficit
For the Years Ended August 31

	2010	2009	2008

Revenue
Interest	$80,557	$159,982	$357,539

Expenses
Amortization	81,385	50,466	40,806
Consulting fees (note 11)	117,769	45,788	88,504
Directors’ fees	104,400	38,000	42,000
Insurance	73,391	63,359	43,727
Interest and financing costs (note 6b)	6,250	19,826	81,274
Office and general	83,404	31,418	36,722
Professional fees (note 11)	143,475	179,736	172,962
Public and investor relations	778,647	593,728	526,291
Rent and utilities	160,479	111,978	108,237
Salaries and benefits	647,788	522,294	655,765
Shareholders’ information	48,211	27,311	32,069
Stock-based compensation (note 7b)	2,041,755	1,016,933	641,458
Transfer and filing fees	165,554	67,969	203,858
Travel	257,715	152,536	230,580

	4,710,223	2,921,342	2,904,253

Loss before the Undernoted Items	(4,629,666)	(2,761,360)	(2,546,714)

Write-down of Resource Properties (note 4f)	-	(598,559)	(228,367)

Loss on Sale of Investments	(9,837)	-	-

Recoveries of Resource Properties (note 10)	-	-	10,000

Loss before Income Taxes	(4,639,503)	(3,359,919)	(2,765,081)

Future Income Tax Recoveries (note 12g)	540,203	405,000	1,373,500

Net Loss for the Year	(4,099,300)	(2,954,919)	(1,391,581)

Deficit – Beginning of Year	(22,782,353)	(19,827,434)	(18,435,853)

Deficit - End of Year	$(26,881,653)	$(22,782,353)	$(19,827,434)

Loss per Share, Basic and Fully Diluted	$(0.05)	$(0.04)	$(0.02)

Weighted Average Number of Common Shares Outstanding, Basic and Fully Diluted	77,865,072	67,603,514	61,658,223

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Statements of Comprehensive Loss
For the Years Ended August 31

	2010	2009	2008

Net Loss for the Year	$(4,099,300)	$(2,954,919)	$(1,391,581)

Other Comprehensive Income (Loss)

Unrealized gains (losses) on available-for-sale financial assets arising during the year	-	(1,286)	899
Reclassification of previously unrealized losses on investments available for sale to net loss	9,486	-	-

Comprehensive Loss for the Year	$(4,089,814)	$(2,956,205)	$(1,390,682)

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Cash Flow Statements
For the Years Ended August 31

	2010	2009	2008

Cash Flows from Operating Activities

Cash paid to suppliers and employees	$(2,518,676)	$(1,954,458)	$(2,136,448)
Interest received	80,557	159,982	357,539
Interest paid	(3,264)	(72,969)	(45,273)

	(2,441,383)	(1,867,445)	(1,824,182)

Cash Flows from Financing Activities

Share capital – private placement(s) (note 6b)	16,106,016	1,400,625	15,527,155
Share capital – exercise of warrants (note 6b)	78,125	903,040	1,317,769
Share capital – exercise of options (note 6b)	661,144	516,625	265,500
Share capital – exercise of agents’ compensation options (note 6b)	-	1,123,750	-

	16,845,285	3,944,040	17,110,424

Cash Flows from Investing Activities

Resource property expenditures	(12,952,164)	(6,811,513)	(5,979,571)
Resource property – government contributions	131,332	-	-
Recoveries of abandoned resource properties	-	-	10,000
Proceeds from sale of investments	2,306	-	-
Purchase of property, plant and equipment	(657,033)	-	(140,073)

	(13,475,559)	(6,811,513)	(6,109,644)

Change in Cash and Cash Equivalents	928,343	(4,734,918)	9,176,598

Cash and Cash Equivalents - Beginning of Year	6,003,782	10,738,700	1,562,102

Cash and Cash Equivalents - End of Year	$6,932,125	$6,003,782	$10,738,700

The accompanying notes form an integral part of these financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

1.	Nature of Operations

The Company is in the process of exploring its mineral resource properties.  To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration and development.

2.	Summary of Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a)   Capital Disclosures

Handbook Section 1535 requires disclosure of an entity’s objectives, policies and process for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  The Company has included disclosures recommended by this Handbook section in note 9.

b)    Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period.  Significant estimates and assumptions include those related to the recoverability of resource properties, stock-based compensation and the fair value of warrants issued in conjunction with the issuance of the Company’s common shares.  While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

c)    Financial Instruments

Financial instruments are initially recognized at fair value and are subsequently re-measured based on their classification as: held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities. Financial assets and liabilities held-for-trading are measured at fair value with the change in the fair value recognized in net income.  Available-for-sale instruments are measured at fair value with any unrealized gains or losses recognized in other comprehensive income.  Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost, using the effective interest method.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

c)    Financial Instruments (continued)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment
Cash and cash equivalents	Held-for-trading	Fair value through statement of operations
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value through other comprehensive income
Accounts payable	Other financial liabilities	Amortized cost

d)    Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.

e)    Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts.  When production is attained, these costs will be amortized on a unit-of-production basis.  If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time.  When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

f)    Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization.  Amortization is provided over the estimated useful lives of the Company’s assets on the following basis and rates per annum:

Airstrip	-	8% on a declining balance basis
Computer equipment	-	30% on a declining balance basis
Computer software	-	33 1/3% on a declining balance basis
Exploration equipment	-	30% on a declining balance basis
Office furniture and equipment	-	25% on a declining balance basis
Leasehold improvements	-	straight line basis over the term of the lease

Additions during the year are amortized using one-half of the normal rates.

The Company reviews property plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying values are not recoverable, when indicators of impairment exist, and the carrying values are not greater than the sum of the undiscounted future net cash flows, an impairment loss is recognized to the extent the carrying value exceeds the fair value.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

g)    Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to the retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related asset’s useful life.  The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.

As at August 31, 2010, no asset retirement obligations have been recognized as none of the Company’s properties are estimated to require any remediation or other expenditures upon their retirement.

h)    Research and Development

Research and development costs related to a specific property are deferred as part of the costs of that property in accordance with the Company’s policy on exploration and development expenditures. General research and development costs are expensed as incurred.

i)     Flow-through Shares

A portion of the Company’s exploration activities is financed by flow-through share arrangements.  Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenses (“CEE”) are renounced in favor of the investors.  Accordingly, share capital issued through flow-through arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Company’s CEE to investors.

j)     Income Taxes

Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

k)    Stock Option Compensation

The Company has one stock option plan that is described in note 7b).  The Company has adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based method of accounting for stock-based transactions.

l)     Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

2.	Summary of Significant Accounting Policies (continued)

m)	Related Party Transactions

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

n)	Share Issuance Costs

Costs incurred in connection with the issuance of share capital are netted against the proceeds received.

o)	Basic and Diluted Loss per Share

The basic loss per share is computed based on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated using the treasury method, and is equal to the basic loss per share due to the anti-dilutive effect of share purchase options and warrants.

p)	Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s financial statement presentation.

3.	Investments Available for Sale

Investments available for sale (“investments”) consist of shares received as consideration for resource property interests.  All investments are in publicly traded companies.

Investments are carried at fair value, any unrealized gains or losses are recognized as other comprehensive income until the investment is disposed of, at which time any cumulative unrealized gain or loss previously recognized in accumulated other comprehensive income is transferred and recognized as net income for the period.

As at August 31, 2010, the Company had no investments. The investments consisted of the following as at August 31, 2009 and 2008:

	2009		2008
	Number	Amount	Number	Amount

Alto Ventures Inc.	28,571	$857	28,571	$2,143
Tiomin Resources Inc.(1)	45,000	1,800	-	-
Radiant Resources Inc.	-	-	45,000	1,800

		$2,657		$3,943

(1)Received in exchange for 45,000 shares of Radiant Resources Inc. as a result of the acquisition of Radiant Resources Inc. by Tiomin Resources Inc.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties

	August 31, 2010
	Separation
	Rapids	Warren	Thor Lake		Red Hill	East
	Lithium-	Township	Rare		Copper-	Kemptville
	Tantalum	Anorthosite	Metals		Zinc-Silver	Rare Metals
	Project	Project	Project		Project	Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(e)	4(f,g)

Property costs	$1,750	$-	$-		$-	$-	$-	$1,750
Community consultation	-	-	315,142		-	-	-	315,142
Diamond drilling	-	-	7,137,159		-	186,947	-	7,324,106
Environmental studies/permitting	3,578	275	988,675		-	750	-	993,278
Feasibility/engineering studies	-	-	1,649,186		-	122,229	-	1,771,415
Geochemical	-	-	-		-	24,827	-	24,827
Geology	5,170	-	710,784		-	133,209	-	849,163
Geophysical	-	-	8,625		-	59,944	-	68,569
Linecutting	-	-	-		-	10,990	-	10,990
Metallurgical/market studies	11,375	294	1,612,380		-	35,777	-	1,659,826
Other	1,150	3,600	27,850		-	-	-	32,600

Current expenditures	23,023	4,169	12,449,801		-	574,673	-	13,051,666
Less: amounts recovered from:
Government contributions	-	-	(82,784	)(1)	-	-	-	(82,784)

Net current expenditures	23,023	4,169	12,367,017		-	574,673	-	12,968,882
Balance - beginning of year	3,857,237	1,194,618	13,843,234		-	782,767	-	19,677,856
Write-down of resource properties	-	-	-			-	-

Balance - end of year	$3,880,260	$1,198,787	$26,210,251		$-	$1,357,440	$-	$32,646,738

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

	August 31, 2009
	Separation
	Rapids	Warren	Thor Lake		Red Hill	East
	Lithium-	Township	Rare		Copper-	Kemptville
	Tantalum	Anorthosite	Metals		Zinc-Silver	Rare Metals
	Project	Project	Project		Project	Project	Other	Total
note	4(a)	4(b)	4(c)		4(d)	4(e)	4(f,g)

Property costs	$-	$-	$590		$-	$-	$-	$590
Community consultation	-	3,325	204,462		-	-	-	207,787
Diamond drilling	-	-	3,365,819		-	-	-	3,365,819
Environmental studies/permitting	70,302	996	1,125,276		-	-	-	1,196,574
Feasibility/engineering studies	3,120	67	504,770		-	159,019	-	666,976
Geochemical	-	-	-		-	32,348	-	32,348
Geology	-	-	397,565		295	105,973	-	503,833
Geophysical	-	-	87,121		-	-	-	87,121
Metallurgical/market studies	60,387	4,125	903,214		-	76,586	-	1,044,312
Other	9,479	300	21,198		-	-	-	30,977

Current expenditures	143,288	8,813	6,610,015		295	373,926	-	7,136,337
Less: amounts recovered from:
Government contributions	-	-	(48,548	)(1)	-	-	-	(48,548)

Net current expenditures	143,288	8,813	6,561,467		295	373,926	-	7,087,789
Balance - beginning of year	3,713,949	1,185,805	7,281,767		598,264	408,841	-	13,188,626
Write-down of resource properties	-	-	-		(598,559)	-	-	(598,559)

Balance - end of year	$3,857,237	$1,194,618	$13,843,234		$-	$782,767	$-	$19,677,856

(1)	Contributions received from the Mine Training Society of the Northwest Territories (“MTS”) under the Driller Training Program Contribution Agreement between the Company and MTS.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

	August 31, 2008
	Separation
	Rapids	Warren	Thor Lake	Red Hill	East
	Lithium-	Township	Rare	Copper-	Kemptville
	Tantalum	Anorthosite	Metals	Zinc-Silver	Rare Metals
	Project	Project	Project	Project	Project	Other	Total
note	4(a)	4(b)	4(c)	4(d)	4(e)	4(f,g)

Property costs	$1,154	$-	$-	$-	$991	$-	$2,145
Community consultation	2,974	5,323	36,352	-	2,423	-	47,072
Diamond drilling	-	-	4,677,581	-	-	-	4,677,581
Environmental studies/permitting	-	1,679	82,496	-	-	-	84,175
Feasibility/engineering studies	5,443	1,482	32,517	-	52,945	-	92,387
Geochemical	-	-	-	-	7,972	-	7,972
Geology	4,451	1,359	367,954	10,021	172,850	7,272	563,907
Geophysical	-	-	11,078	1,813	15,550	-	28,441
Metallurgical/market studies	217,473	95,518	239,383	-	56,466	-	608,840
Other	12,840	1,800	24,991	-	9,400	-	49,031

Current expenditures	244,335	107,161	5,472,352	11,834	318,597	7,272	6,161,551

Balance - beginning of year	3,469,614	1,078,644	1,809,415	586,430	90,244	221,095	7,255,442

Write-down of resource properties	-	-	-	-	-	(228,367)	(228,367)

Balance - end of year	$3,713,949	$1,185,805	$7,281,767	$598,264	$408,841	$-	$13,188,626

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

a)	Separation Rapids Rare Metals Project, Ontario

The Company owns a 100% interest (subject to a 2.0% net smelter returns royalty (“NSR”), half of which can be bought back for $1.0 million) in certain claims and a mining lease in the Paterson Lake area of Ontario.

b)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003.

c)	Thor Lake Rare Metals Project, Northwest Territories

During the year ended August 31, 2005 the Company acquired a 100% interest (subject to a 5.5% NSR), of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2010, this amounted to approximately $1.2 million), in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.  In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

d)	Red Hill Copper-Zinc-Silver Project, British Columbia

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco Limited to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in Teck Cominco’s Red Hill Copper-Zinc-Silver property located in the Kamloops Mining Division of British Columbia.

During the year ended August 31, 2009 the Company decided not to fund any further expenditures on the project, and the total costs incurred to date of $598,559 had been written off.

e)	East Kemptville Rare Metals Project, Nova Scotia

During the year ended August 31, 2007 the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.  In order to keep the licence in good standing, the Company must incur $2,250,000 in exploration expenditures by August 1, 2011, of which $766,320 had been incurred by August 31, 2010.

As at August 31, 2010 the Company also has twelve regular exploration licences for 401 additional claims in the same proximity to the claims covered under the special exploration licence.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

4.	Resource Properties (continued)

f)	No resource properties were written down during the year ended August 31, 2010. Resource properties written down during the years ended August 31, 2009 and 2008 consist of the following:

	2009	2008

Red Hill Copper-Zinc-Silver Project	$598,559	$-
U6 Savant Gold Project	-	220,774
General Exploration	-	7,593

	$598,559	$228,367

g)	Other Resource Properties

The Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5.	Property, Plant and Equipment
	2010
		Accumulated
	Cost	Amortization	Net

Airstrip	$523,242	$20,930	$502,312
Computer equipment	28,064	14,019	14,045
Computer software	13,214	6,539	6,675
Exploration equipment	276,996	135,286	141,710
Office furniture and equipment	35,861	12,433	23,428
Leasehold improvements	25,725	17,783	7,942

	$903,102	$206,990	$696,112

	2009
		Accumulated
	Cost	Amortization	Net

Computer equipment	$25,520	$17,708	$7,812
Computer software	7,395	4,656	2,739
Exploration equipment	183,590	94,569	89,021
Office furniture and equipment	18,866	7,455	11,411
Leasehold improvements	18,963	9,482	9,481

	$254,334	$133,870	$120,464

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

5.	Property, Plant and Equipment (continued)

	2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$25,520	$14,360	$11,160
Computer software	7,395	3,287	4,108
Exploration equipment	183,590	56,417	127,173
Office furniture and equipment	18,866	3,651	15,215
Leasehold improvements	18,963	5,689	13,274

	$254,334	$83,404	$170,930

6.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

b)	Common Shares Issued and Outstanding:

	Number	Amount

Balance - August 31, 2007	52,128,123	$25,645,316
Issued pursuant to:
private placement(s)	10,360,000	15,248,752
exercise of warrants	1,414,125	1,640,312
exercise of options	747,500	480,820
Commission - cash paid	-	(1,013,076)
Commission - agents’ compensation options issued	-	(384,597)
Issuance costs paid	-	(211,525)
Tax effect on issuance of flow-through shares	-	(1,373,500)

Balance - August 31, 2008	64,649,748	$40,032,502
Issued pursuant to:
private placement(s)	3,000,000	1,500,000
exercise of warrants	1,302,200	1,394,755
exercise of options	1,127,500	892,578
exercise of agents’ compensation options	725,000	1,549,470
Finder’s fees - paid cash	-	(99,375)
Finder’s fees - compensation warrants issued	-	(36,192)
Tax effect on issuance of flow-through shares	-	(405,000)

Balance - August 31, 2009	70,804,448	$44,828,738
Issued pursuant to:
private placement(s)	7,500,000	14,083,743
exercise of warrants	156,250	106,578
exercise of options	643,600	1,405,605
Cancellation of fractional shares	(28)	-
Commission - cash paid	-	(844,993)
Commission - brokers’ compensation warrants issued	-	(488,925)
Issuance costs paid	-	(287,368)
Tax effect on issuance of flow-through shares	-	(540,203)

Balance - August 31, 2010	79,104,270	$58,263,175

During the year ended August 31, 2008 the Company:

i)
completed a private placement (the "2008 Offering") comprised of the issuance of 7,610,000 units (the "Series I Units") at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000.  Each Series I Unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

The estimated fair value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Series I Units.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

In consideration for the services of the agents of the 2008 Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Series I Units (the "Agents’ Compensation Options") at a price of $1.55 per Series I Unit, exercisable until November 22, 2009.  Any warrants issued pursuant to the exercise of the Agents’ Compensation Options will expire on May 22, 2009.  No warrants will be issued upon any exercise of the Agent=s Compensation Options after May 22, 2009.

The estimated fair value of the Agents’ Compensation Options totalled $425,720.  The fair values of the Agents’ Compensation Options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 3.70%; expected life of 2.0 years; and expected volatility of 65%.

The Company also paid other cash issuance costs of $234,195 in connection with the 2008 Offering.

The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agents’ Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 1,414,125 common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769.  The estimated fair value at issuance of these warrants was $322,543, and this amount had been added to the recorded value of the issued shares.

iii)
issued 747,500 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $265,500.  The estimated fair value at issuance of these options was $215,320, and this amount had been added to the recorded value of the issued shares.

During the year ended August 31, 2009 the Company:

i)	completed a private placement and issued 3,000,000 flow-through common shares at a price of $0.50 per share for gross proceeds of $1,500,000.

In connection with this private placement, the Company paid finders’ fees of $99,375 in cash and granted 198,750 non-transferable finders’ warrants to the finders.  Each warrant entitles the holder to purchase one common share at a price of $0.50 per share, exercisable until December 15, 2010.  The estimated fair value of the warrants totalled $36,192.

ii)
issued 1,302,200 common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $903,040.  The estimated fair value at issuance of these options was $491,715, and this amount has been added to the recorded value of the issued shares.

iii)
issued 1,127,500 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $516,625.  The estimated fair value at issuance of these options was $375,953, and this amount has been added to the recorded value of the issued shares.

iv)
issued 725,000 common shares pursuant to the exercise of an equivalent number of agents’ compensation options for cash proceeds of $1,123,750.  The estimated fair value at issuance of these compensation options was $425,720, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

During the year ended August 31, 2010, the Company:

i)
completed an offering (the “2009 Offering”) pursuant to an agreement (the “Offering Agreement”) with a syndicate of underwriters led by CIBC World Markets Inc. and issued 6,745,000 Special Warrants ("Special Warrants") at a price of $2.30 per Special Warrant and 755,000 Flow-Through Special Warrants ("FT Special Warrants") at price $2.65 per FT Special Warrant for total gross proceeds of $17,514,250.

Each Special Warrant was exercisable into one unit (the "Series II Unit") of the Company without further payment. Each Series II Unit is comprised of one common share and one-half of a common share purchase warrant.  Each whole warrant (a "Warrant") entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, for a period of 24 months following September 17, 2009.

Each FT Special Warrant was exercisable into one flow-through common share of the Company without further payment.

All of the Special Warrants and FT Special Warrants were exercised during the year ended August 31, 2010, and accordingly, the Company issued 6,745,000 Series II Units and 755,000 flow-through common shares pursuant to these exercises.

Of the Special Warrant price of $2.30, $1.7914 was allocated to the common share component of the Series II Unit and the balance of $0.5086 was allocated to the Warrant component of the Series II Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement, which was $2.58, and the estimated fair value of a whole Warrant of $1.4649 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%).

In connection with the 2009 Offering, the Company paid cash commissions totalling $1,050,855 and issued 450,000 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the 2009 Offering. Each Broker Warrant entitles the holder to purchase one Unit for a period of 24 months following September 17, 2009 at the exercise price of $2.43 per Unit.

The estimated fair value of the Brokers’ Compensation Warrants totalled $608,040.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.28%; expected life of 2.0 years; and expected volatility of 117%.

The Company also paid other cash issuance costs of $357,379 in connection to the 2009 Offering.

The total transaction costs of $2,016,274 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 643,600 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $661,144.  The estimated fair value at issuance of these options was $744,461, and this amount has been added to the recorded value of the issued shares.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

6.	Share Capital (continued)

iii)
issued 156,250 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $78,125.  The estimated fair value at issuance of these warrants was $28,453, and this amount has been added to the recorded value of the issued shares.

The fair values of the warrants issued in connection with the private placements were estimated on the issuance date using the Black-Scholes pricing model, with the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	1.28%	1.49%	3.63%
Expected life	2.0 years	2.0 years	1.5 year
Expected volatility	117%	96%	62%

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

The Company incurred Part XII.6 interest expense of $Nil (2009 - $7,190, 2008 - $83,041) on the monthly unspent portions of the proceeds from its flow-through financings.  This amount has been included in the interest and financing costs.

7.	Contributed Surplus

Contributed surplus consists of the following:

	2010	2009	2008

Warrants	$3,035,519	$28,453	$1,461,881
Stock Options	2,951,086	1,665,442	1,353,140
Agents’ Compensation Options	-	-	425,720
Brokers’ Compensation Warrants	608,040	-	-
Expired Warrants	1,019,683	1,019,683	41,778
Expired Options	199,928	199,928	1,480
Cancelled Options	152,797	141,147	10,917

	$7,967,053	$3,054,653	$3,294,916

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Amount
Warrants
Balance - August 31, 2007	1,489,125	$338,342
Issued pursuant to private placement(s)	3,805,000	1,634,248
Exercised	(1,414,125)	(322,543)
Expired	(75,000)	(15,799)
Commission - cash paid	-	(108,574)
Commission - agents’ compensation options issued	-	(41,123)
Issuance costs paid	-	(22,670)

Balance - August 31, 2008	3,805,000	1,461,881
Issued for finders’ fees	198,750	36,192
Exercised	(1,302,200)	(491,715)
Expired	(2,545,300)	(977,905)

Balance - August 31, 2009	156,250	28,453
Issued pursuant to private placement(s)	3,372,500	3,430,507
Exercised	(156,250)	(28,453)
Commission - cash paid	-	(205,862)
Commission - brokers’ compensation warrants issued	-	(119,115)
Issuance costs paid	-	(70,011)

Balance - August 31, 2010	3,372,500	$3,035,519

Stock Options
Balance - August 31, 2007	3,900,000	$927,002
Granted	1,175,000	-
Exercised	(747,500)	(215,320)
Fair value of options recognized in the year	-	641,458

Balance - August 31, 2008	4,327,500	1,353,140
Granted	1,907,000	-
Exercised	(1,127,500)	(375,953)
Expired	(350,000)	(198,448)
Cancelled	(457,000)	(130,230)
Fair value of options recognized in the year	-	1,016,933

Balance - August 31, 2009	4,300,000	1,665,442
Granted	2,075,000	-
Exercised	(643,600)	(744,461)
Cancelled	(175,000)	(11,650)
Fair value of options recognized in the year	-	2,041,755

Balance - August 31, 2010	5,556,400	$2,951,086

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Amount
Agents’ Compensation Options
Balance - August 31, 2007	-	$-
Granted to agents	725,000	425,720

Balance - August 31, 2008	725,000	425,720
Exercised	(725,000)	(425,720)

Balance - August 31, 2009 and 2010	-	$-

Brokers’ Compensation Warrants
Balance - August 31, 2007, 2008 and 2009	-	$-
Issued pursuant to private placement	450,000	608,040

Balance - August 31, 2010	450,000	$608,040

Cancelled/Expired Warrants and Options
Balance - August 31, 2007		$38,376
Expired warrants		15,799

Balance - August 31, 2008		54,175
Expired warrants		977,905
Expired options		198,448
Cancelled options		130,230

Balance - August 31, 2009		1,360,758
Cancelled options		11,650

Balance - August 31, 2010		$1,372,408

a)	Warrants

During the year ended August 31, 2009 the Company amended the exercise price of 3,805,000 share purchase warrants that were expiring on May 22, 2009 from $2.00 to $0.70.  Of these warrants, 1,259,700 were exercised and the balance of 2,545,300 expired unexercised.

During the years ended August 31, 2010, 2009 and 2008, warrants were issued, exercised and expired as follows:

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2007	1,489,125	$0.94
Issued	3,805,000	2.00
Exercised	(1,414,125)	0.93
Expired	(75,000)	1.08

Balance - August 31, 2008	3,805,000	$2.00

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

	Number	Weighted
	of	Average
	Warrants	Exercise Price

Balance - August 31, 2008	3,805,000	$2.00
Issued	198,750	0.50
Exercised	(1,302,200)	0.69
Expired	(2,545,300)	0.70

Balance - August 31, 2009	156,250	$0.50
Issued	3,372,500	3.00
Exercised	(156,250)	0.50

Balance - August 31, 2010	3,372,500	$3.00

As at August 31, 2010, the Company had 3,372,500 warrants issued and outstanding.  Each warrant entitles the holder to purchase one common share at a price of $3.00 per share, exercisable until September 17, 2011. 3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010.

Subsequent to the year ended August 31, 2010, 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

b)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of 10 years).

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.	Contributed Surplus (continued)

b)	Stock Option Plan (continued)

During the years ended August 31, 2010, 2009 and 2008, stock options were granted, exercised, expired and cancelled as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2007	3,900,000	$0.91

Granted	1,175,000	1.35
Exercised	(747,500)	0.36

Balance – August 31, 2008	4,327,500	$1.13

Granted	1,907,000	1.00
Exercised	(1,127,500)	0.46
Expired	(350,000)	1.52
Cancelled	(457,000)	1.55

Balance - August 31, 2009	4,300,000	$1.17

Granted	2,075,000	2.37
Exercised	(643,600)	1.03
Cancelled	(175,000)	1.41

Balance - August 31, 2010	5,556,400	$1.63

As at August 31, 2010, there were 2,162,650 options vested (2009 - 1,581,650, 2008 - 2,133,750) with the average exercised price of $1.20 (2009 - $1.15, 2008 - $0.87).

During the year ended August 31, 2010, the Company granted:

i)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.80 per share until September 4, 2014.  These options vest at the rate of 25% every twelve months following September 4, 2009. The estimated fair value of these options totalled $466,130 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

ii)
an aggregate of 200,000 stock options to two officers of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until October 29, 2014.  These options vest at the rate of 25% every twelve months following October 29, 2009.  The estimated fair value of these options totalled $342,140 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)	Stock Option Plan (continued)

iii)
400,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2014.  These options vest at the rate of 25% every twelve months following November 1, 2009.  The estimated fair value of these options totalled $773,800 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

iv)
50,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.51 per share until November 1, 2011.  These options vest at the rate of 25% every three months following November 1, 2009.  These options had been cancelled during the year ended August 31, 2010;

v)
An aggregate of 50,000 stock options to two members of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $2.36 per share until February 1, 2015.  These options vest at the rate of 25% every twelve months following February 1, 2010.  25,000 of these options had been cancelled during the year ended August 31, 2010.  The estimated fair value for the remaining 25,000 options totalled $45,573 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vi)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.52 per share until April 1, 2015.  These options vest at the rate of 25% every twelve months following April 1, 2010.  The estimated fair value of these options totalled $316,733 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

vii)
175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.25 per share until May 26, 2015.  These options vest at the rate of 25% every twelve months following May 26, 2010.  The estimated fair value of these options totalled $276,623 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

viii)
100,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.32 per share until May 28, 2015.  These options vest at the rate of 25% every twelve months following June 28, 2010.  The estimated fair value of these options totalled $174,230 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

ix)
50,000 stock options to a new maternity leave-replacement employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.14 per share until June 3, 2012.  These options vest at the rate of 25% every three months following June 3, 2010. The estimated fair value of these options totalled $66,435 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

x)
400,000 stock options to a new officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.00 per share until June 30, 2015.  These options vest at the rate of 25% every twelve months following July 1, 2010. The estimated fair value of these options totalled $566,960 and this amount will be amortized and expensed as stock-based compensation over the vesting terms;

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)   Stock Option Plan (continued)

xi)
200,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.35 per share until July 12, 2012.  These options vest at the rate of 25% every three months following July 12, 2010; and

xii)
100,000 stock options to a consultant of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.76 per share until August 30, 2012.  These options vest at the rate of 25% every three months following August 30, 2010.

As at August 31, 2010, the following options were vested and outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$2.80	175,000	-	4.0 years
$2.76	100,000	-	2.0 years
$2.52	175,000	-	4.6 years
$2.51	400,000	-	4.2 years
$2.36	25,000	-	4.4 years
$2.35	437,500	12,500	3.1 years
$2.32	100,000	-	4.7 years
$2.25	175,000	-	4.7 years
$2.14	50,000	-	1.8 years
$2.00	400,000	-	4.8 years
$1.82	112,500	112,500	2.2 years
$1.80	12,500	37,500	2.0 years
$1.61	125,000	325,000	1.8 years
$1.54	168,750	237,650	2.5 years
$1.41	150,000	50,000	3.8 years
$1.20	312,500	437,500	2.2 years
$1.08	-	150,000	0.8 years
$0.98	100,000	150,000	1.4 years
$0.80	-	300,000	1.1 years
$0.75	300,000	225,000	2.7 years
$0.70	-	75,000	0.4 years
$0.63	-	50,000	0.4 years
$0.55	75,000	-	3.6 years

	3,393,750	2,162,650

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

7.    Contributed Surplus (continued)

b)   Stock Option Plan (continued)

During the year ended August 31, 2010, the Company recorded stock-based compensation expense of $2,041,755 (2009 - $1,016,933, 2008 - $641,458) related to stock options which were recognized during the year ended August 31, 2010.

The fair value of stock options to employees, officers and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.30%	1.92%	3.34%
Expected life	4.1 years	3.9 years	3.9 years
Expected volatility	101%	103%	77%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company=s stock options.

c)	Brokers’ Compensation Warrants

As at August 31, 2010, the Company had 450,000 Brokers’ Compensation Warrants issued and outstanding.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Series II Unit at a price of $2.43 per Series II Unit, exercisable until September 17, 2011.  Each Series II Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $3.00 per share (or $2.51 per share if exercised during September 1, 2010 to September 30, 2010) until September 17, 2011.

Subsequent to the year ended August 31, 2010, 360,000 of these Brokers’ Compensation Warrants were exercised at a price of $2.43 per Series II Unit and the 180,000 warrants issued pursuant to the exercise of the Broker’s Compensation Warrants were also exercised at the reduced price of $2.51 per share.

8.     Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the unrealized losses on the Company’s investments available for sale.  The changes during the years ended August 31, 2010, 2009 and 2008 are summarized below:

	2010	2009	2008

Balance - beginning of year	$(9,486)	$(8,200)	$(9,099)
Reclassification of previously unrealized losses on investments available for sale to net loss	9,486	-	-
Change in unrealized gains and losses	-	(1,286)	899

Balance - end of year	$-	$(9,486)	$(8,200)

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

9.    Capital Disclosures

Capital of the Company consists of the components of shareholders’ equity.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the year ended August 31, 2010.

10.  Recoveries of Resource Properties

During the year ended August 31, 2008, the Company sold the technical data files related to one of its abandoned properties to a third party for cash proceeds of $10,000.

11.	Related Party Transactions

a)	During the year ended August 31, 2008 the Company incurred consulting fees of $Nil (2009 - $Nil, 2008 - $9,750) with an officer and director, which were deferred as resource property costs.

b)
During the year ended August 31, 2010 the Company incurred accounting fees and share issuance costs of $37,000 (2009 - $57,000, 2008 - $72,000) with an accounting firm in which an officer is the principal.  As at August 31, 2010 accounts payable included $2,414 (2009 - $14,000, 2008 - $27,133) payable to this accounting firm.

c)
During the year ended August 31, 2010 the Company incurred consulting fees of $230,923 (2009 - $154,525, 2008 - $125,300) with a company owned by an officer of the Company, of which $180,923 (2009 - $154,525, 2008 - $125,300) were deferred as resource property costs.  As at August 31, 2010 accounts payable included $18,645 payable to this company (2009 - $7,875, 2008 - $16,170).

d)
During the year ended August 31, 2010 the Company incurred consulting fees of $33,000 (2009 - $67,100, 2008 - $Nil) with a former officer of the Company, of which $23,238 (2009 - $41,800, 2008 - $Nil) were deferred as resource property costs.  As at August 31, 2010 accounts payable included $6,215 payable to this former officer (2009 - $5,775, 2008 - $Nil).

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

11.	Related Party Transactions (continued)

e)
During the year ended August 31, 2010 the Company incurred consulting fees of $30,000 (2009 - $Nil, 2008 - $Nil) with an officer of the Company.  As at August 31, 2010 accounts payable included $3,709 payable to this officer (2009 - $Nil, 2008 - $Nil).

f)
During the year ended August 31, 2010 the Company incurred consulting fees of $8,799 (2009 - $Nil, 2008 - $Nil) and rental fees of $8,000 (2009 - $Nil, 2008 - $Nil) for an apartment in Yellowknife, NT. with a company owned by a director of the Company, which were deferred as resource property costs.

Additional related party transactions are described separately in note 6b).

12.  Income Taxes

a)     Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Difference in resource properties	$300,651	$480,782	$510,378
Difference in investments available for sale	-	33,972	33,624
Difference in property, plant and equipment	56,559	39,110	25,484
Difference in share issuance costs	433,083	243,153	296,784
Non-capital loss carry forwards	943,108	597,254	354,552
Capital loss carry forwards	238,309	240,345	240,345
Non-refundable investment tax credit
carry forwards	1,320,444	800,065	441,074
	3,292,154	2,434,681	1,902,241

Less: valuation allowance	(3,292,154)	(2,434,681)	(1,902,241)

Net future income tax assets	$-	$-	$-

A valuation allowance has been applied against all of the above future income tax assets since it is not presently more likely than not that the benefits will be realized.

b)    Non-Capital Losses

The Company has non-capital losses carried forward of approximately $3,777,000 (2009 - $2,212,000, 2008 - $1,313,000) available to reduce future years’ taxable income.  These losses will expire as follows:

2014	$40,000
2015	4,000
2026	156,000
2027	232,000
2028	847,000
2029	914,000
2030	1,584,000

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

12.  Income Taxes (continued)

c)     Capital Losses

The Company has capital losses carried forward of approximately $1,906,000 (2009 and 2008 - $1,800,000) available to reduce future years’ capital gains.

d)     Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $3,181,000 (2009 - $3,179,000, 2008 - $3,179,000) and cumulative Canadian exploration expenses of $25,644,000 (2009 - $15,621,000, 2008 - $10,913,000) available to reduce future years’ taxable income.

e)     Scientific Research and Experimental Expenditures (“SR&ED”)

The Company has SR&ED expenditures carry forward of $5,002,000 (2009 - $2,635,000, 2008 - $964,000) available to reduce future years’ taxable income.

f)      Non-refundable Investment Tax Credits

The Company has non-refundable investment tax credits of $1,320,000 (2009 - $802,000, 2008 - $441,000) available to reduce future years’ federal income tax payable.  These credits will expire as follows:

2018	$44,000
2019	72,000
2020	14,000
2024	24,000
2025	19,000
2026	63,000
2027	133,000
2028	72,000
2029	361,000
2030	518,000

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

12.  Income Taxes (continued)

g)    Future Income Tax Recoveries

During year ended August 31, 2010 the Company renounced CEE of $2,000,750 (2009 - $1,500,000, 2008 - $5,087,500) to the investors in the flow-through private placement completed in September, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 (2009 - $405,000, 2008 - $1,373,500) and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, the $540,203 (2009 - $405,000, 2008 - $1,373,500) is recorded as a future income tax recovery on the statement of operations.

	2010	2009	2008
Net loss for the year before income taxes	$4,639,503	$3,359,919	$2,765,081
Combined federal and provincial tax rate	30.0%	31.2%	32.3%
Expected income tax recovery at statutory rates	$1,391,851	$1,048,295	$893,121
Stock-based compensation	(612,526)	(317,283)	(207,191)
Non-deductible expenses	(8,888)	(5,057)	(5,598)
Share issuance costs	172,941	92,978	89,837
Impact of tax rate reductions	(157,230)	(110,241)	(126,374)
Losses and other deductions for which no benefit has been recognized	(245,945)	(303,692)	-
Change in valuation allowance relating to prior years’ unrecognized future income tax assets	-	-	729,705
Future income tax recoveries	$540,203	$405,000	$1,373,500

13.  Financial Instruments

CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As at August 31, 2010, the Company’s Cash and Cash Equivalents are classified as Level 1.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

13.  Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at August 31, 2010.  The Company’s cash and cash equivalents are either on deposit with a highly rated banking group in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by a highly rated Canadian banking group.  The Company’s receivables is primarily consisted of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its short term working capital requirements and with the financing completed subsequent to August 31, 2010 as disclosed in note 18, the Company has sufficient funds to cover its working capital requirements for at least the next two years.

Market risk

(i)   Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)  Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at August 31, 2010, the Company had cash of US$47,693 and accounts payable of US$22,523 denominated in US currency.

(iii) Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three month period.

As at August 31, 2010, the majority of the Company’s cash and cash equivalents are subject to interest rate fluctuations.  Sensitivity to a plus or minus 25 basis points change in rates would decrease or increase the Company’s net loss by approximately $3,000 over a three month period.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

13.  Financial Instruments (continued)

The Company had cash of US$47,693 in cash and accounts payable of US$22,523 denominated in US currency as at August 31, 2010 and its anticipated expenditures transacted in US dollars for the next three months is approximately US$250,000.  If the Canadian Dollar weakens or strengthens 5% against the United States Dollar with other variables held constant, the Company’s net loss would increase or decrease by approximately $12,000 over a three month period.

14.  Commitments

The Company has two standby letters of credit; one in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit and one in the amount of $105,000 related to the construction of an airstrip at Thor Lake, which are secured by guaranteed investment certificates for the same amounts.

15.  Lease Commitments

The Company has two operating lease for its office premises, the minimum lease commitments under these leases are as follows:

2011	$209,675
2012	$205,122
2013	$197,266
2014	$204,443
2015	$208,960
2016	$208,960
2017	$69,653

16.  Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

16.  Recent Accounting Pronouncements (continued)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600.  Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at August 31, 2010, the Company has completed phase one of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.  The Company will commence phase two of its transition plan during the first quarter of fiscal 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that result in material measurement and disclosure differences from Canadian GAAP is as follows:

Balance Sheets
The impact of the differences between Canadian GAAP and U.S. GAAP on the balance sheet line items is as follows:

	2010	2009	2008
Assets
Resource properties under Canadian GAAP	$32,646,738	$19,677,856	$13,188,626
Resource property expenditures expensed under U.S. GAAP	(32,169,330)	(19,202,198)	(12,689,708)

Resource properties under U.S. GAAP	$477,408	$475,658	$498,918

Shareholders’ Equity
Closing shareholders’ equity under Canadian GAAP	$39,348,575	$25,091,552	$23,491,784
Adjustment to deficit for resource property expenditures expensed under U.S. GAAP	(32,169,330)	(19,202,198)	(12,689,708)

Closing shareholders’ equity U.S. GAAP	$7,179,245	$5,889,354	$10,802,076

Statements of Operations and Deficit

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit is as follows:

	2010	2009	2008
Net Loss
Net loss under Canadian GAAP	$(4,099,300)	$(2,954,919)	$(1,391,581)
Resource property expenditures expensed under U.S. GAAP (a)	(13,117,726)	(7,276,378)	(6,192,359)
Write-down of resource properties (a)	-	574,709	228,367
Future income tax recoveries - flow-through shares (b)	(540,203)	(405,000)	(1,373,500)
Research & Development - ITC (e)	150,594	189,179	32,953

Net loss under U.S. GAAP	$(17,606,635)	$(9,872,409)	$(8,696,120)

Basic and Diluted Loss Per Share - U.S. GAAP	$(0.23)	$(0.15)	$(0.14)

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Cash Flow Statements

The impact of the differences between Canadian GAAP and U.S. GAAP on the cash flow statement line items would be as follows:

	2010	2009	2008
Cash flows - Operating Activities
Cash used in operating activities – Canadian GAAP	$(2,441,383)	$(1,867,445)	$(1,824,182)
Net cash used for resource property expenditures under Canadian GAAP	(12,820,832)	(6,811,513)	(5,969,571)

Cash used in operating activities - U.S. GAAP	$(15,262,215)	$(8,678,958)	$(7,793,753)

Cash flows - Investing Activities
Cash used in investing activities – Canadian GAAP	$(13,475,559)	$(6,811,513)	$(6,109,644)
Net cash used for resource property expenditures under Canadian GAAP	12,820,832	6,811,513	5,969,571

Cash used in investing activities - U.S. GAAP	$(654,727)	$-	$(140,073)

a)    Resources Properties

Under Canadian GAAP, acquisition costs of resource properties together with direct exploration and development expenditures thereon, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.

Under US GAAP, expenditures incurred to acquire interests in resource properties or concessions are capitalized. However, all exploration and development expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established are expensed as incurred. Accordingly, as at August 31, 2010, 2009 and 2008 capitalized acquisition costs would have been $477,408, $498,918 and $475,658 respectively.

For Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

b)	Flow-through Shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price. Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

b)	Flow-through Shares (continued)

Under US GAAP, the gross proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

The calculated tax benefit is recognized as a liability until the Company has renounced the deductible expenditures, at which time the liability is reversed and is recorded as a tax recovery.  This difference has not been material and has not been recognized for US GAAP purposes.

US GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be disclosed as restricted cash since the funds are required to be spent on exploration in Canada in order to satisfy the requirements of the renunciation.  Accordingly unrestricted cash and cash equivalents under US GAAP would be reduced by $Nil at August 31, 2010, $Nil at August 31, 2009, and $195,306 as at August 31, 2008, and restricted cash and cash equivalents under US GAAP would be increased by the same amounts respectively as at August 31, 2010, 2009 and 2008.

c)	Stock Option Compensation

For US GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, US GAAP requires to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

d)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Financial Statement Accounting Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, (now accounting standards codification (“ASC”) 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

e)	Research and Development and Investment Tax Credits

Under Canadian GAAP research and development expenditures are capitalized if the development activities meet certain criteria, including reasonable assurance regarding future benefits. Investment tax credits on eligible research and development expenditures that are non-refundable are treated as a reduction of the expenditure.

Under US GAAP research and development expenditures are expensed in the period that it is incurred. Investment tax credits are treated as income tax benefits or as a reduction on income tax expense.

f)	Adoption of New Accounting Pronouncements

The Company adopted new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (ASC 855). The new guidelines require an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued. The Company adopted this standard in its 2010 fiscal year with no material impact to the financial statements.

The Company adopted the new ASC 105 and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The new ASC did not have a material impact on the financial statements.

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805). It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date. In addition, all acquisition related costs must be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance commencing September 1, 2009 and it had no material impact on the financial statements.

In December 2007, the FASB issued new accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810). The new standards clarify that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest on the face of the consolidated statement of income. Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction. The Company adopted this guidance commencing September 1, 2009 and it did not have a material impact on the financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

17.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

f)	Adoption of New Accounting Pronouncements (continued)

New guidance for fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective September 1, 2009 (now ASC 820).  The adoption of this guidance did not have a material impact on the financial statements.

g)    Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10). FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. This will be effective for the Company’s fiscal year starting September 1, 2010. The Company is currently assessing the potential impacts, if any, on its financial statements.

In January 2010, FASB issued Accounting Standards update No. 2010-06, “Fair Value Measurements Disclosures” which amends Sub topic 820-10.  This amendment requires new disclosures for fair value measurements and provides clarification of existing disclosure requirements.  This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value and require disclosures about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  The Company is evaluating the impact that the adoption of this standard will have on its financial statement disclosures.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Years Ended August 31, 2010, 2009 and 2008

18.  Subsequent Events

Subsequent to the year ended August 31, 2010 the Company:

a)	issued 3,483,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $8,743,962;

b)	issued 168,900 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $184,106;

c)
issued 394,650 common shares and 197,325 warrants pursuant to the exercise of 394,650 Brokers’ Compensation Warrants for cash proceeds of $987,413.  180,000 of these warrants were exercised at the price of $2.51 which have been included in note 18a) above, and the remaining 17,325 warrants are exercisable at the price of $3.60 per share until September 30, 2011;

d)
granted 25,000 stock options to a new member of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $3.63 per share until September 27, 2015.  These options vest at the rate of 25% every twelve months following September 27, 2010.  The estimated fair value of these options totalled $68,388 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.  The fair values of these options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.01%; expected life of 5.0 years; and expected volatility of 101%;

e)
granted an aggregate of 150,000 stock options to two new employees of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.52 per share until October 1, 2015.  These options vest at the rate of 25% every twelve months following the commencement of their employments with the company.  The estimated fair value of these options totalled $388,605 and this amount will be amortized and expensed as stock-based compensation over the vesting terms.  The fair values of these options were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 2.06%; expected life of 5 years; and expected volatility of 97%;

f)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (“Series III Unit”).

Of the unit price of $3.25, $2.8836 was allocated to the common share component of the Series III Unit and the balance of $0.3664 was allocated to the warrant component of the Series III Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement which was $3.58, and the estimated fair value of a whole Warrant of $0.9099 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Broker Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Broker Compensation Warrant entitles the holder to purchase one Series III Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Series III Unit.  The estimated fair value of the Broker Compensation Warrants totalled $230,852.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.